Filed by: TRI Pointe Homes, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TRI Pointe Homes, Inc.

Commission File No.: 333-193248

On June 2, 2014, Weyerhaeuser Real Estate Company (“WRECO”) commenced a private debt offering to certain institutional investors pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”), in connection with its proposed combination with TRI Pointe Homes, Inc. In connection with the Private Placement, WRECO disclosed certain information to prospective investors in a preliminary offering memorandum dated June 2, 2014. This filing does not constitute, and is not to be construed as, an offer or solicitation of an offer to subscribe for or purchase or sell any securities that are the subject of the Private Placement.

Some of the information in the preliminary offering memorandum has not previously been disclosed publicly and is provided below:

NON-GAAP FINANCIAL MEASURES

This document includes certain financial measures that differ from the measures calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The non-GAAP financial measures included in this document include, but are not limited to, EBITDA, Adjusted EBITDA, Further Adjusted EBITDA, Adjusted homebuilding gross margin percentage, Adjusted single-family gross margin percentage, Ratio of debt to pro forma capitalization, net debt and Ratio of net debt-to-capital.

WRECO and TRI Pointe consider the use of non-GAAP financial measures and ratios to be useful for financial and operational decision making and useful in evaluating period-to-period comparisons.

WRECO and TRI Pointe believe EBITDA and Adjusted EBITDA are useful as measures of their abilities to service debt and obtain financing.

TRI Pointe believes Further Adjusted EBITDA is a useful measure of the combined company’s cash flow and operations.

WRECO and TRI Pointe believe that their leverage ratios provide useful information to the users of their financial statements regarding their financial position and cash and debt management.

WRECO and TRI Pointe believe the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in their operations and as an indicator of its ability to obtain financing.

WRECO and TRI Pointe believe the Ratio of debt to pro forma capitalization helps investors to understand the leverage employed in operations and is a useful indicator of management’s expectations with respect to the Transactions’ effect on the proportionate amount of outstanding debt.

WRECO and TRI Pointe believe that presenting certain financial data for the last twelve months is meaningful to investors as it provides a measure of annualized financial performance as of a more recent date.

WRECO and TRI Pointe believe that these non-GAAP financial measures may provide meaningful supplemental information regarding performance or liquidity by excluding certain expenditures or assets that WRECO and TRI Pointe believe are not indicative of their primary business operating results. However, non-GAAP financial measures may have limitations relative to GAAP financial measures. For example, the non-GAAP measures included in the offering memorandum may be calculated differently by other companies, limiting their usefulness as comparative measures. Because of these limitations, you should consider these non-GAAP measures alongside other performance measures and liquidity measures, including the equivalent GAAP measures, as well as the reconciliations of the impact of the components adjusted for in the non-GAAP financial measures.

Summary Unaudited Condensed Combined Pro Forma Financial Information of TRI Pointe and WRECO

The following summary unaudited condensed combined pro forma financial information of TRI Pointe and WRECO are being presented for illustrative purposes only. The data assume that WRECO had been owned by TRI Pointe for all periods and at the dates presented, and reflect the changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers. TRI Pointe and WRECO may have performed differently had they actually been combined for all periods or on the dates presented. You should not rely on the following data as being indicative of the results or financial condition that would have been achieved or existed had TRI Pointe and WRECO been combined other than during the periods or on the dates presented or of the actual future results or financial condition of TRI Pointe and its consolidated subsidiaries to be achieved following the consummation of the Transactions.

As of and for the Three Months Ended March 31, 2014	For the Year Ended December 31,2013
(Dollar amounts in thousands)
Statement of Operations Data
Home sales	$314,714	$1,465,521
Cost of home sales	(252,911)	(1,172,659)
Impairments and related charges	(429)	(1,719)

Homebuilding gross margin	61,374	291,143
Non-single-family gross margin	2,435	17,353
Fee building gross margin	—	1,082
Sales and marketing	(23,714)	(104,297)
General and administrative	(24,813)	(94,720)
Restructuring charges	(411)	(8,538)
Other income, net	974	6,475

Earnings before income taxes	15,845	108,498
Provision for income taxes	(6,169)	(42,039)

Earnings from continuing operations	$9,676	$66,459

Operating Data
Net new home orders	805	3,532
New homes delivered	600	3,335
Average sales price of homes delivered	$525	$439
Cancellation rate	14%	15%
Average selling communities	101	93
Selling communities at end of period	103	99
Backlog at end of period, number of homes	1,251	1,046
Backlog at end of period, aggregate sales value	$752,242	$618,630
Other Pro Forma Financial Data
EBITDA(1)	$24,827	$171,362
Adjusted EBITDA(1)	$27,794	$191,257
Further Adjusted EBITDA(1)	$30,797	$206,723
Ratio of debt to capitalization	0.42	x	N/A
Balance Sheet Data
Cash, cash equivalents and marketable securities	$39,351
Inventory	$1,971,953
Total assets	$2,531,925
Debt payable	$976,933
Total liabilities	$1,169,873
Stockholders’ equity	$1,331,833

(1)	Cash interest expense related to the notes assumes that $800 million aggregate principal amount of notes is issued hereby at a blended interest rate per annum of 6.25%. A 0.125% increase or decrease in the blended interest rate per annum would increase (decrease) such cash interest expense related to the notes by $1 million per annum.

The following table reconciles pro forma earnings (loss) from continuing operations, to EBITDA, Adjusted EBITDA and Further Adjusted EBITDA:

	As of and for the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
	(Dollar amounts in thousands)
Earnings from continuing operations	$9,676	$66,459
Plus: Interest Incurred	14,302	60,888
Less: Interest Capitalized	(14,302)	(60,888)
Plus: Amortization of Interest in Cost of Sales	5,706	47,219
Plus: Provision for Income Taxes	6,169	42,039
Plus: Depreciation and Amortization	3,276	15,645

EBITDA	$24,827	$171,362
Adjustments:
Plus: Restructuring Expense	411	8,538
Plus: Amortization of stock-based compensation	2,556	11,357

Adjusted EBITDA	$27,794	$191,257
Further Adjustments(1):
Plus: Cost of Sales related to Inventory fair value	4,418	22,616
Less: Transaction Expenses	(548)	(4,087)
Less: Excluded Operations	(787)	(2,964)
Less: Amortization of deferred financing fees	(80)	(99)

Further Adjusted EBITDA	$30,797	$206,723

(1)	Further Adjusted EBITDA is a non-GAAP financial measure that management of TRI Pointe believes is a useful measure of the combined company’s cash flow and operations. Further Adjusted EBITDA means Adjusted EBITDA, adjusted for (a) the increase to cost of home sales that was included for pro forma purposes due to the increase in the fair value of inventory acquired in the Transactions, (b) transaction expenses that were excluded for pro forma purposes related to underwriting, legal and other advisory fees associated with the Transactions, (c) certain costs that were excluded for pro forma purposes because they are expected to be retained by Weyerhaeuser in the Transaction Agreement and (d) amortization of deferred financing fees which were excluded for pro forma purposes because they are removed in purchase accounting in connection with the Transactions.

The following table sets forth the calculation of pro forma Ratio of debt to capitalization:

	As of and for the Three Months Ended March 31, 2014
	(Dollar amounts in thousands)
Debt	$976,933
Equity	1,331,833
Total capital	2,308,766
Ratio of debt to capitalization	0.42	x

COMBINED COMPANY BUSINESS

As used in “Combined Company Business”, unless stated otherwise or the context otherwise requires:

•	references to the “combined company” refer to the combined businesses of WRECO and its subsidiaries and TRI Pointe and its subsidiaries with regard to periods following consummation of the Transactions.

•	references to “TRI Pointe” refer to TRI Pointe Homes, Inc., a Delaware corporation, with regard to periods before and after the Transactions, as applicable, and

•	references to “WRECO” refer to Weyerhaeuser Real Estate Company and its direct and indirect subsidiaries.

The Combined Company

After the consummation of the Merger, TRI Pointe will own and operate WRECO as a fully integrated homebuilding business. The combination of TRI Pointe and WRECO is expected to create an industry-leading national homebuilding company which, on a pro forma combined basis after giving effect to the Transactions, would have had over 3,300 home deliveries in 2013 and an estimated combined equity market value of approximately $2.6 billion, based on an assumed 161.3 million shares of TRI Pointe common stock outstanding immediately after the consummation of the Merger and the closing price of TRI Pointe’s common stock on May 15, 2014. On a pro forma basis after giving effect to the Merger, the combined company would rank in the top ten public homebuilders in terms of estimated combined equity market value and as the 12th largest public homebuilder by 2013 homebuilding revenue according to Hanley Wood market data. The combined company will initially operate six distinct regional homebuilding companies with local growth strategies targeting some of the most attractive markets in the United States.

With approximately 31,000 lots owned or controlled on a combined basis as of March 31, 2014, including over 19,000 in entitlement-constrained California markets, the combined company will have a significant supply of lots to fuel future growth. On a pro forma combined basis after giving effect to the Transactions, for the twelve months ended December 31, 2013 and the three months ended March 31, 2014, the combined company would have generated total revenues of approximately $1.5 billion and $321 million, respectively, and Further Adjusted EBITDA of approximately $207 million and $31 million, respectively. For a reconciliation of net income to Further Adjusted EBITDA, see “Summary Unaudited Condensed Combined Pro Forma Financial Information of TRI Pointe and WRECO.”

(1)	All lots owned and controlled as well as LTM data as of March 31, 2014 or the twelve months ended March 31, 2014. Lots controlled include lots under purchase agreements or options. There can be no assurance that these lots will be acquired or that homes will be built and sold.

TRI Pointe and WRECO’s Combined Competitive Strengths

Leading National Homebuilder with Significant Scale and Operating Efficiency

The Merger is expected to create an industry-leading national homebuilding company with a strong portfolio of regional homebuilding companies and over $1.5 billion in total revenues and 3,335 new homes delivered on a pro forma combined basis for the year ended December 31, 2013. The combined company would rank among the top 12 largest U.S. homebuilder in terms of deliveries, based on data compiled by Hanley Wood for 2013. The combined company’s six distinct regional homebuilding companies operate twelve brands in 13 core markets across eight states, primarily in the western United States. The significantly enhanced scale of the combined company is expected to enable incremental purchasing savings and operating efficiencies.

Strong Portfolio of Regional Homebuilding Companies with Leading Positions in High Growth Markets

TRI Pointe and WRECO build homes and develop communities under six distinct regional homebuilding companies in some of the most attractive housing markets in the country:

•	Maracay Homes in Phoenix and Tucson, Arizona

•	Pardee Homes in Southern California, and Las Vegas, Nevada

•	Quadrant Homes in the Puget Sound area of Washington State

•	Trendmaker Homes in Houston, Texas

•	TRI Pointe Homes in Southern and Northern California and Denver, Colorado; and

•	Winchester Homes in the Washington, D.C. suburbs and Richmond, Virginia.

Pardee, Quadrant, Trendmaker and Winchester have operated within their respective geographic markets for over 25 years and have developed strong reputations among homebuyers for building high quality homes and delivering exceptional customer service. Their reputations have positioned these companies as preferred local brands that offer an extensive collection of home designs for a variety of market segments ranging from entry level to move-up to luxury homes. As a result, most of TRI Pointe and WRECO’s brands hold a top ten market position both in the total market as well as target segments defined by price point, based on home delivery data from Hanley Wood for 2013.

Each regional homebuilding company has a management team with significant operating and local market experience, helping to drive growth strategies tailored for each local market. TRI Pointe and WRECO believe these markets represent some of the most attractive housing markets in the United States based on favorable housing demand drivers including high population and job growth, positive migration patterns, housing affordability and desirable lifestyle and weather characteristics.

In recent years, several of WRECO’s regional homebuilding companies have developed complementary brands targeting adjacent, underserved segments within existing, as well as new, geographic markets. For example, Evoke in the Puget Sound area of Washington State and Avanti Custom Homes in Houston are each targeting a higher price point than the core WRECO brands in those markets (Quadrant and Trendmaker, respectively). TRI Pointe and WRECO believe that these complementary brands will enhance the combined company’s leading share in these markets and allow the combined company to capture additional pockets of homebuyer demand at different price points to maximize revenue potential.

WRECO’s regional homebuilding companies are focused on many of the most attractive housing markets in the United States, characterized by favorable long-term economic and demographic fundamentals, including expected home value, employment, housing permit and population growth. Moreover, housing permits issued in 2013 as a percentage of peak issuance in the last housing cycle in many of these markets are significantly lower than the national average, implying continued potential for growth.

Attractive Land Position to Support Future Growth

As of March 31, 2014, on a pro forma combined basis, TRI Pointe and WRECO owned or controlled approximately 31,000 lots, providing a robust land pipeline for future growth. The combined company’s land position implies approximately nine years of supply, based on deliveries for the twelve months ended March 31, 2014, near the high end of its public homebuilding peers. A long land supply, especially in entitlement-constrained markets, reduces dependence upon the competitive land acquisition market to fulfill near-term forecasts.

Furthermore, as of March 31, 2014, TRI Pointe and WRECO owned or controlled, on a pro forma combined basis, over 19,000 lots in entitlement-constrained markets in California, primarily through Pardee Homes. Most of these lots are strategically located in key Southern California counties, including Los Angeles, Orange, San Diego and Riverside, in which the land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital. TRI Pointe and WRECO believe this robust supply of land also provides optionality for future lot sales to other homebuilders to optimize returns on capital and prudently manage risk.

Market	TRI Pointe			WRECO			Combined Company
	Owned	Controlled	Total	Owned	Controlled	Total
Southern California	1,210	558	1,768	15,054	74	15,128	16,896
Northern California	930	203	1,133	1,372	—	1,372	2,505
Colorado	369	202	571	—	—	—	571
Washington, D.C.(1)	—	—	—	2,100	1,030	3,130	3,130
Arizona	—	—	—	1,313	1,232	2,545	2,545
Nevada	—	—	—	1,499	512	2,011	2,011
Texas	—	—	—	669	1,183	1,852	1,852
Washington	—	—	—	1,034	316	1,350	1,350

Total	2,509	963	3,472	23,041	4,347	27,388	30,860

(1)	Includes lots in the Washington, D.C. suburbs as well as lots acquired for expansion into the Richmond, VA market.

Proven Executive Leadership Supported by Strong Operational Management

The executive management team of the combined company, which is expected to include Douglas Bauer, Chief Executive Officer, Thomas Mitchell, President and Chief Operating Officer, and Michael Grubbs, Chief Financial Officer and Treasurer, has worked together for over 20 years and possesses a successful track record of managing a large, geographically-diverse, growth-oriented public homebuilding company. Their combined real estate industry experience includes land acquisition, financing, entitlement, development, construction, marketing and sales of single-family detached and attached homes in communities in a variety of markets. Prior to forming TRI Pointe in 2009, Messrs. Bauer, Mitchell and Grubbs worked together for 17 years at William Lyon Homes from its formation in 1992, ultimately serving as its President and Chief Operating Officer, Executive Vice President, and Senior Vice President and Chief Financial Officer, respectively.

The combined company’s executive leadership team will be supported by a strong operational management team at each regional homebuilding company. The talented and experienced presidents leading these management teams have an average of over 20 years of experience, many of which in their core operating markets and will facilitate growth strategies tailored to the unique characteristics of each market in which they operate. TRI Pointe and WRECO believe that their executive and operational management teams’ prior experience, extensive relationships and strong local reputation will provide the combined company with a competitive advantage in being able to acquire land and lots, obtain entitlements, design and build quality homes, and complete projects on schedule.

Construction and Marketing Expertise Across A Wide Range of Products

The combined company will offer a wide range of products, including single-family detached and attached homes, from entry level to move-up to luxury, both within and across its regional homebuilding companies. With a consolidated average selling price of over $400,000, both TRI Pointe and WRECO have historically focused on a move-up homebuyer, offering high quality and compelling value at a premium price point. However, WRECO’s regional homebuilding companies have historically built, and TRI Pointe and WRECO expect the combined company will continue to build, across a variety of price points ranging from $165,000 to more than $2 million, with home sizes ranging from approximately 1,000 to 8,500 square feet.

TRI Pointe and WRECO expect their combined expertise in building across a wide range of products and price points will allow the combined company the flexibility to pursue a wide range of land acquisition opportunities in support of its homebuilding strategies in each of its markets. This flexibility to target specific segments of a sub-market where demand exceeds supply translates into better return potential with a greater ability to manage risk and TRI Pointe and WRECO expect that this will allow the combined company to be more patient and disciplined in its land acquisition efforts. Lastly, TRI Pointe and WRECO expect the breadth of their product construction and marketing expertise to allow the combined company to quickly adapt to changing market conditions and consumer preferences.

Extensive Entitlement and Land Development Expertise

TRI Pointe and WRECO’s key senior land acquisition and development professionals have significant industry experience, providing the combined company with the necessary expertise to progress land successfully through the entire development cycle, including the entitlement process. Some of TRI Pointe and WRECO’s combined land holdings, primarily in Southern California through Pardee Homes, represent multi-phase, master planned communities, which will provide the combined company with the opportunity to add value to its undeveloped land through re-entitlement or repositioning, particularly in those markets with highly fragmented land ownership or those lacking market participants capable of assembling and developing large land parcels. Further, TRI Pointe and WRECO expect their expertise in land development to afford the combined company the opportunity to pursue opportunistic bulk land sales when such sales translate into attractive returns for the combined company.

Strong Relationships with Land Owners and Master Plan Developers

TRI Pointe and WRECO believe their ability to identify, acquire and develop land in desirable locations and on favorable terms will be key to the success of the combined company. The long tenure of TRI Pointe and WRECO’s management teams contributes to their acquisition and development capabilities and strong relationships with local and regional land sellers. TRI Pointe and WRECO have purchased land and built and sold homes in highly desirable master planned communities and developments such as The Irvine Ranch, Rancho Mission Viejo, Eastmark and Riverstone. TRI Pointe and WRECO believe these longstanding relationships will provide the combined company with a significant competitive advantage in their combined markets, where relationships are frequently just as important as, or more important than, price in the sourcing of land acquisitions.

TRI Pointe and WRECO’s Combined Business Strategy

Expand Leading Position in Core and Target Markets

TRI Pointe and WRECO expect the combined company to pursue growth within their current markets to the extent that the combined company believes such growth is consistent with its disciplined operating strategy, balanced land policies and overall commitment to superior product quality. TRI Pointe and WRECO believe their longstanding reputations for quality and customer service have helped achieve market-leading positions in many of their markets, which they expect the combined company to continue to defend and extend with the execution of its strategy. TRI Pointe and WRECO believe that there are significant opportunities to profitably expand in their existing markets due to favorable long-term supply and demand characteristics including increased job growth and household formations. Furthermore, TRI Pointe and WRECO’s land position in select markets underpins the combined company’s ability to meet rising demand in the future. While the combined company’s primary growth strategy will focus on increasing its market position in its existing markets, the combined company may, on an opportunistic basis, explore expansion into additional markets through organic growth or opportunistic acquisitions.

Acquire Attractive Land Positions While Prudently Managing Risk

TRI Pointe and WRECO believe that their reputations and extensive relationships with land sellers, master plan developers, financial institutions, brokers and other builders, their highly experienced land acquisition teams as well as TRI Pointe’s relationship with Starwood Capital Group, will enable the combined company to continue to source and acquire well-positioned land parcels in its existing markets and provide the combined company access to a greater number of acquisition opportunities. TRI Pointe and WRECO believe their expertise in land development and planning will enable the combined company to create desirable communities that meet or exceed its target homebuyers’ expectations, while further expanding the universe of potential acquisition opportunities. TRI Pointe and WRECO also believe that the contribution of WRECO’s land supply beyond two to three years will provides the combined company with a competitive advantage at the current expansionary phase of the housing market cycle. TRI Pointe and WRECO also expect the combined company to seek to minimize its exposure to land risk through disciplined management of entitlements, as well as the use of land options and other flexible land acquisition arrangements. TRI Pointe and WRECO’s combined expertise in developing large master planned communities and selling lots to other builders affords the combined company the flexibility to optimize its returns while prudently managing risk.

Provide Superior Design, Homebuyer Experience and Customer Service

The combined company’s strategy will be to continue to strive to be a best-in-class, “progressive” homebuilder driven by exemplary customer experience, cutting-edge product development and exceptional execution. The combined company’s core operating philosophy will be to provide a positive, memorable experience to its homeowners through active engagement in the building process, tailoring its product to the homebuyer’s lifestyle needs and enhancing communication, knowledge and satisfaction. TRI Pointe and WRECO believe that the new generation of home buying families has different ideas about the kind of home buying experience it wants. As a result, TRI Pointe and WRECO expect the combined company to focus its selling process on the homes’ features, benefits, quality and design in addition to the traditional metrics of price and square footage. In addition, TRI Pointe and WRECO expect to the combined company to continue to devote significant resources to the research and design of its homes to better meet the needs of its homebuyers. Through TRI Pointe’s “TRI-e3 Green” platform and WRECO’s “LivingSmart®” brand, TRI Pointe and WRECO provide homes that they believe are earth-friendly, enhance homeowners’ comfort, promote a healthier lifestyle and deliver tangible operating cost savings versus less efficient resale homes. Collectively, TRI Pointe and WRECO believe these features and benefits enhance the selling process, lead to a more satisfied homeowner and increase the number of homebuyers referred to their communities.

Offer a Wide Range of Products

TRI Pointe and WRECO expect the combined company to be a builder with a wide range of product lines that enable the combined company to meet or exceed the specific needs of each homebuyer within its target market segments, which TRI Pointe and WRECO believe will provide the combined company with a balanced portfolio and an opportunity to increase market share. While TRI Pointe and WRECO’s regional homebuilding company target segments can vary from market to market, they typically offer more premium or move-up products relative to their market competition. However, historically TRI Pointe and WRECO have demonstrated expertise in effectively building homes from entry-level to move-up to luxury homes. TRI Pointe and WRECO spend extensive time studying and designing their products through the use of architects, consultants and homeowner focus groups for all levels and price points in their target markets. TRI Pointe and WRECO believe their diversified product strategy will enable the combined company to best serve a wide range of homebuyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk.

Focus on Efficient Cost and Organization Structure

TRI Pointe and WRECO believe the members of the expected management team of the combined company have been vigilant in controlling costs. TRI Pointe and WRECO expect the combined company to competitively bid its developments while maintaining strong relationships with its trade partners by managing production schedules closely and paying its vendors on time.

TRI Pointe and WRECO expect the combined company to combine decentralized management in those aspects of its business where it believes detailed knowledge of local market conditions is critical (such as governmental processing, construction, land development and sales and marketing) with centralized management in those functions where the combined company believes central control is required (such as approval of land acquisitions, financial, treasury, human resources, legal matters and information technology). TRI Pointe and WRECO have each made significant investments in systems and infrastructure to operate the combined company’s business efficiently and to support the planned future growth of the combined company as a result of executing its expansion strategy.

Maintain Balance Sheet Strength and Flexibility

TRI Pointe and WRECO expect the combined company to employ both debt and equity as part of its ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide the combined company with the financial flexibility to access capital on the best terms available. In that regard, TRI Pointe and WRECO expect the combined company to employ prudent levels of leverage to finance the acquisition and development of its lots and construction of its homes. On or before the closing of the Merger, TRI Pointe expects to enter into a new revolving credit facility providing for up to $425 million of total borrowing capacity, subject to ongoing negotiations with lenders. The prospective facility would provide meaningful liquidity in executing the combined company’s business strategy. However, there can be no assurance that this revolving credit facility will be completed. At March 31, 2014, on a pro forma basis and after giving effect to the Transactions, including the issuance of the notes, TRI Pointe and WRECO expect the combined company to have a total debt to total capitalization ratio of approximately 0.42x, below its long-term target of approximately 0.50x.

Leverage Land Development Expertise to Maximize Returns and Manage Risk

TRI Pointe and WRECO believe the combined company will have significant entitlement and development expertise, which they expect the combined company to leverage to improve returns and expand the universe of acquisition opportunities while prudently managing risk. Unlike many of their competitors, TRI Pointe and WRECO believe the combined company will be able to increase the value of its land portfolio through the zoning and engineering process by creating attractive land use plans and optimizing its use of land. Pardee Homes holds the majority of the combined company’s land currently under development, in Southern California markets where land and entitlement constraints limit the available supply of, and increase the competition for, finished lots. TRI Pointe and WRECO expect the combined company to advance these parcels through the entitlement process, to add value through community development, consistent with its strategy and to provide significant supply to meet future rising homebuyer demand.

DESCRIPTION OF OTHER INDEBTEDNESS

New Revolving Credit Facility

TRI Pointe anticipates entering into a new revolving credit facility (the “New Revolving Credit Facility”), providing for up to $425 million of total borrowing capacity, which would replace the Existing Secured Credit Agreements. The New Revolving Credit Facility is anticipated to have a four-year term and is not anticipated to be secured. The interest rate on borrowings is expected to be at a rate based on LIBOR plus an applicable margin, ranging from 215 to 285 basis points depending on TRI Pointe’s leverage ratio. Borrowings under the New Revolving Credit Facility are expected to be subject to, among other things, a borrowing base formula. The New Revolving Credit Facility is expected to contain customary representations and warranties, affirmative and negative covenants and events of default, including certain financial covenants. The New Revolving Credit Facility is expected to require that TRI Pointe’s wholly-owned domestic homebuilding subsidiaries guarantee TRI Pointe’s obligations thereunder, other than (1) subsidiaries whose net worth is less than $3,000,000 individually and 3% of consolidated tangible net worth of TRI Pointe in the aggregate, and (2) certain special purpose subsidiaries. Additionally, it is anticipated that such subsidiaries will not be required to become guarantors under the New Revolving Credit Facility for a certain period of time following consummation of the Merger.

The New Revolving Credit Facility is subject to ongoing negotiations with lenders and there can be no assurance that the parties will reach a definitive agreement with respect to the New Revolving Credit Facility on the terms described above or at all.

U.S. Bank Secured Revolving Credit Facility

TRI Pointe currently has a secured, non-guaranteed three-year revolving credit facility with U.S. Bank National Association d/b/a Housing Capital Company (the “U.S. Bank Facility”). The U.S. Bank Facility provides for a maximum loan commitment of $125 million and matures on July 18, 2016 with the potential for a one-year extension of the term of the loan, subject to specified conditions and payment of an extension fee.

Borrowings under the U.S. Bank Facility are secured by a first priority lien on borrowing base properties and are subject to, among other things, a borrowing base formula. In addition to customary representations and warranties, affirmative and negative covenants and events of default, the U.S. Bank Facility contains specific financial covenants requiring TRI Pointe to maintain on a quarterly basis: (a) a minimum tangible net worth (as defined) requirement of $200 million (which amount is subject to increase over time based on earnings from and after December 31, 2012 and proceeds from equity capital investments in TRI Pointe), (b) liquid assets (as defined) equal to or greater than $10 million, (c) a fixed charge coverage ratio (EBITDA to interest paid, as defined) of at least 1.60 to 1.00 (determined at the end of each fiscal quarter on a rolling four-quarters basis), (d) a leverage ratio (as defined) of less than 1.50 to 1.00, and (e) a ratio of land assets (as defined) to tangible net worth of less than 1.50 to 1.00. The foregoing covenants, as well as the borrowing base provisions, limit the amount TRI Pointe can borrow or keep outstanding under the U.S. Bank Facility. The interest rate on borrowings is at a rate based on LIBOR plus an applicable margin, ranging from 250 to 370 basis points depending on TRI Pointe’s leverage ratio.

As of March 31, 2014, the outstanding balance was $120.2 million with an interest rate of 2.69% per annum and $44.2 million of availability after considering the borrowing base provisions and outstanding letters of credit.

TRI Pointe expects to replace this facility with borrowings under the New Revolving Credit Facility.

California Bank & Trust Secured Revolving Credit Facility

TRI Pointe currently has a secured, non-guaranteed revolving credit facility with California Bank & Trust (the “California Bank & Trust Facility”). The California Bank & Trust Facility provides for a maximum loan commitment of $50 million and matures in April 2016.

Interest rates charged under the California Bank & Trust Facility include applicable LIBOR and prime rate pricing options, subject to a minimum interest rate floor.

As of March 31, 2014, the outstanding balance under the California Bank & Trust Facility was $30.4 million with an interest rate of 3.75% per annum and $10.1 million of availability after considering the borrowing base provisions and outstanding letters of credit.

TRI Pointe expects to replace this facility with borrowings under the New Revolving Credit Facility.

Secured Acquisition and Development Loans and Construction Loans

As of March 31, 2014, TRI Pointe was party to two secured acquisition and development loan agreements (the “Acquisition and Development Loan Agreements”) to purchase and develop land parcels. In addition, TRI Pointe was party to five secured construction loan agreements (the “Construction Loan Agreements”, and together with the U.S. Bank Facility, the California Bank & Trust Facility and the Acquisition and Development Loan Agreements, the “Existing Secured Credit Agreements”) for the construction of TRI Pointe’s model and production homes. As of December 31, 2013, TRI Pointe was party to several secured acquisition and development loan agreements to purchase and develop land parcels. In addition, TRI Pointe was party to several secured construction loan agreements for the construction of TRI Pointe’s model and production homes. As of March 31, 2014 and December 31, 2013, the total aggregate commitment of TRI Pointe’s acquisition and development loans and TRI Pointe’s construction loans was $59.1 million and $65.6 million, respectively, of which $26.4 million and $47.4 million, respectively, was outstanding. The acquisition and development loans will be repaid as lots are released from the loans based upon a specific release price, as defined in each respective loan agreement. TRI Pointe’s construction loans will be repaid with proceeds from home sales based upon a specific release price, as defined in each respective loan agreement. These loans range in maturity between December 2014 and August 2016, including the six month extensions which are at TRI Pointe’s election (subject to certain conditions) and bear interest at a rate based on applicable LIBOR or Prime Rate pricing options plus an applicable margin. As of March 31, 2014 and December 31, 2013, the weighted average interest rate was 3.6% and 3.5%, respectively, per annum.

TRI Pointe expects to replace these facilities with borrowings under the New Revolving Credit Facility.

Definitions

“TRI Pointe” means TRI Pointe Homes, Inc.

“WRECO” means Weyerhaeuser Real Estate Company.

“Weyerhaeuser” refers to the parent entities of WRECO, which may be either Weyerhaeuser Company, Weyerhaeuser NR Company, or both.

“Transaction Agreement” refers to the Transaction Agreement (as such agreement may be amended from time to time) dated November 4, 2013 among Weyerhaeuser, WRECO, TRI Pointe and Topaz Acquisition, Inc., a Washington corporation.

References to the “Transactions” refer collectively to the transactions contemplated by the Transaction Agreement and related documents.

The “Merger” means the merger between WRECO and Topaz Acquisition, Inc., a subsidiary of TRI Pointe, with WRECO as the surviving entity becoming a wholly owned subsidiary of TRI Pointe.

“REB Transfers” refers to certain transfers of assets and transfers and assumptions of liabilities, as described as follows. Under the terms of the Transaction Agreement, Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets and liabilities relating to WRECO’s real estate business, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets and liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained and, as applicable, assumed, by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the closing date of the Transactions.

Rule 425 Legend

Forward-Looking Statements

This communication contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this document include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and combination of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this document that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.’

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a definitive proxy statement which has been sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents, because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and any amendments and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (253) 924-2058, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Tender Offer Documents

On May 22, 2014, Weyerhaeuser Company (“Weyerhaeuser”) filed with the SEC a tender offer statement on Schedule TO regarding the proposed exchange offer for the split-off of the Weyerhaeuser real estate business as part of the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser. Investors and security holders are urged to read the tender offer statement (as updated and amended) filed by Weyerhaeuser with the SEC regarding the tender offer because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Weyerhaeuser with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Weyerhaeuser by directing a request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling Weyerhaeuser at (253) 924-2058.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 18, 2014, and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K/A for the year ended December 31, 2013, filed with the SEC on April 30, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, has been included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC.